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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                      -----------------------------------

                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                         FULTON FINANCIAL CORPORATION
                         ----------------------------
            (Exact name of registrant as specified in its charter)



                  Pennsylvania                                 23-2195389
                  ------------                                 ----------
    (State of incorporation or organization)                 I.R.S. Employer
                                                            Identification No.)


                  One Penn Square
              Lancaster, Pennsylvania                              17602
             ------------------------                              -----
     (Address of principal executive offices)                    (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                  Name of each exchange on which
 to be so registered                  each class is to be registered
 -------------------                  ------------------------------

      None                                        None.

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
None.

Securities to be registered pursuant to Section 12(g) of the Act:

 Title of each class                  Name of each exchange on which
 to be so registered                  each class is to be registered
 -------------------                  ------------------------------

     .    Common Stock, par value
          $2.50 per share
     .    Preferred Stock, no par value
     .    Common Share Purchase Rights
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Item 1.  Description of Registrant's Securities to be Registered.

General

     The authorized capital of Fulton Financial consists exclusively of 400 million shares of common stock, par value $2.50 per share, and 10 million shares of preferred stock, without par value. As of December 31, 2000, there were issued and outstanding 71,925,000 shares of Fulton Financial common stock, which shares were held by 15,997 owners of record, and there were 1,849,000 shares issuable upon the exercise of options. No shares of preferred stock have been issued by Fulton Financial.

     Fulton Financial's common stock is listed for quotation on the NASDAQ National Market System under the symbol "FULT". The holders of Fulton Financial common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and may not cumulate their votes for the election of directors. Each share of Fulton Financial common stock is entitled to participate on an equal pro rata basis in dividends and other distributions.
The holders of Fulton Financial common stock do not have preemptive rights to subscribe for additional shares that may be issued by Fulton Financial, and no share is entitled in any manner to any preference over any other share. Fulton Financial Advisors, N.A. serves as the transfer agent for Fulton Financial.

     The holders of Fulton Financial common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of legally available funds. In the past, Fulton Financial has paid quarterly cash dividends to its shareholders on or about the 15th day of January, April, July and October of each year. The ability of Fulton Financial to pay dividends to its shareholders is dependent primarily upon the earnings and financial condition of Fulton Financial's subsidiary banks. Funds for the payment of dividends on Fulton Financial common stock are expected for the foreseeable future to be obtained primarily from dividends paid to Fulton Financial by its bank subsidiaries, which dividends are subject to certain statutory limitations, described below:

------------------------------------------------------------------------------------
Pennsylvania       Fulton Bank,          may pay dividends only out of accumulated
State Chartered    Lebanon Valley        net earnings and may not declare or pay
Banks              Farmers Bank, and     any dividend requiring a reduction of the
                   Lafayette             statutorily required surplus of the
                   Ambassador Bank       institution
------------------------------------------------------------------------------------
National Banks     Swineford National    the approval of the Office of the
                   Bank, FNB Bank,       Comptroller of the Currency is required
                   N.A., Delaware        under federal law if the total of all
                   National Bank, The    dividends declared during any calendar
                   Woodstown National    year would exceed the net profits (as
                   Bank and Trust        defined) of the bank for the year,
                   Company and Fulton    combined with its retained net profits (as
                   Financial Advisors,   defined) for the two preceding calendar
                   N.A.                  years
------------------------------------------------------------------------------------

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
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
Maryland           Hagerstown Trust      may only declare a cash dividend from
Commercial Banks   Company and The       their undivided profits or (with the prior
                   Peoples Bank of       approval of the Maryland Bank
                   Elkton                Commissioner) from its surplus in excess
                                         of 100% of its required capital stock, in
                                         each case after providing for due or
                                         accrued expenses, losses, interest and
                                         taxes.  In addition, if surplus becomes
                                         less than 100% of the bank's required
                                         capital stock, the bank may not declare or
                                         pay any cash dividends that exceed 90% of
                                         its net earnings until its surplus becomes
                                         100% of its required capital stock
------------------------------------------------------------------------------------
New Jersey Banks   The Bank of           may not declare or pay any dividends which
                   Gloucester County     would impair their capital stock or reduce
                   and Skylands          their surplus to a level of less than 50%
                   Community Bank        of their capital stock or if the surplus
                                         is currently less than 50% of the capital
                                         stock, the payment of such dividends would
                                         not reduce the surplus of the bank
------------------------------------------------------------------------------------


     In addition to the foregoing statutory restrictions on dividends, state banking regulations (with respect to state-chartered banks), the Federal Deposit Insurance Corporation (with respect to state-chartered banks that are not members of the Federal Reserve System, such as Fulton Bank, Skylands Community Bank, Hagerstown Trust Company, The Bank of Gloucester County and The Peoples Bank of Elkton), the Board of Governors of the Federal Reserve (with respect to state-chartered banks that are members of the Federal Reserve System, such as Lebanon Valley Farmers Bank and Lafayette Ambassador Bank), and the Office of the Comptroller of the Currency (with respect to national banks such as Swineford National Bank, FNB Bank, N.A., Delaware National Bank, The Woodstown National Bank and Trust Company and Fulton Financial Advisors, N.A.), also have adopted minimum capital standards and have broad authority to prohibit a bank from engaging in unsafe or unsound banking practices. The payment of a dividend by a bank could, depending upon the financial condition of the bank involved and other factors, be deemed to impair its capital or to be an unsafe or unsound practice.

Dividend Reinvestment Plan

     The holders of Fulton Financial common stock may elect to participate in the Fulton Financial Corporation Dividend Reinvestment Plan, which is a plan administered by Fulton Financial Advisors, N.A. as the plan agent. Under the dividend reinvestment plan, dividends payable to participating shareholders are paid to the plan agent and are used to purchase, on behalf of the participating shareholders, additional shares of Fulton Financial common stock. Participating shareholders may make additional voluntary cash payments, which are also used by the plan agent to purchase, on behalf of such shareholders, additional shares of Fulton Financial common stock. Shares of Fulton Financial common stock held for the account of participating shareholders are voted by the plan agent in accordance with the instructions of each participating shareholder as set forth in his or her proxy.

Securities Laws

       Fulton Financial, as a business corporation, is subject to the registration and prospectus delivery requirements of the Securities Act of 1933 and is also subject to similar requirements under state securities laws. Fulton Financial common stock is registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, and Fulton Financial is subject to the periodic reporting, proxy solicitation and insider trading requirements of the 1934 Act. The executive officers, directors and ten percent shareholders of Fulton Financial are subject to certain restrictions affecting their right to buy and sell shares of Fulton Financial common stock owned beneficially by them. Specifically, each such person is subject to the beneficial ownership reporting requirements and to the short-swing profit recapture provisions of Section 16 of the 1934 Act and may sell shares of Fulton Financial common stock only: (i) in compliance with the provisions of SEC Rule 144, (ii) in compliance with the provisions of another applicable exemption from the registration requirements of the 1933 Act, or (iii) pursuant to an effective registration statement filed with the SEC under the 1933 Act.

Antitakeover Provisions

     The Articles of Incorporation and Bylaws of Fulton Financial include certain provisions which may be considered to be "antitakeover" in nature because they may have the effect of discouraging or making more difficult the acquisition of control over Fulton Financial by means of a hostile tender offer, exchange offer, proxy contest or similar transaction. These provisions are intended to protect the shareholders of Fulton Financial by providing a measure of assurance that Fulton Financial's shareholders will be treated fairly in the event of an unsolicited takeover bid and by preventing a successful takeover bidder from exercising its voting control to the detriment of the other shareholders. However, the antitakeover provisions set forth in the Articles of Incorporation and Bylaws of Fulton Financial, taken as a whole, may discourage a hostile tender offer, exchange offer, proxy solicitation or similar transaction relating to Fulton Financial common stock. To the extent that these provisions actually discourage such a transaction, holders of Fulton Financial common stock may not have an opportunity to dispose of part or all of their stock at a higher price than that prevailing in the market. In addition, these provisions make it more difficult to remove, and thereby may serve to entrench, incumbent directors and officers of Fulton Financial, even if their removal would be regarded by some shareholders as desirable.

     The provisions in the Articles of Incorporation of Fulton Financial which may be considered to be "antitakeover" in nature include the following:

     . a provision that provides for substantial amounts of authorized but unissued capital stock, including a class of preferred stock whose rights and privileges may be determined prior to issuance by Fulton Financial's Board of Directors;

     . a provision that does not permit shareholders to cumulate their votes for the election of directors;

     . a provision that requires a greater than majority shareholder vote in order to approve certain business combinations and other extraordinary corporate transactions;

     . a provision that establishes criteria to be applied by the Board of Directors in evaluating an acquisition proposal;

     . a provision that requires a greater than majority shareholder vote in order for the shareholders to remove a director from office without cause;

     . a provision that prohibits the taking of any action by the shareholders without a meeting and eliminates the right of shareholders to call a special meeting;

     . a provision that limits the right of the shareholders to amend the Bylaws; and

     . a provision that requires, under certain circumstances, a greater than majority shareholder vote in order to amend the Articles of Incorporation.

     The provisions of the Bylaws of Fulton Financial which may be considered to be "antitakeover" in nature include the following:

     .       a provision that limits the permissible number of directors;

     . a provision that establishes a Board of Directors divided into three classes, with members of each class elected for a three-year term that is staggered with the terms of the members of the other two classes; and

     . a provision that requires advance written notice as a precondition to the nomination of any person for election to the Board of Directors, other than in the case of nominations made by existing management.

     As a Pennsylvania business corporation and a corporation registered under the Securities Exchange Act of 1934, Fulton Financial is subject to, and may take advantage of the protections of, the antitakeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. These antitakeover provisions, which are designed to discourage the acquisition of control over a targeted Pennsylvania business corporation, include:

     . a provision whereby the directors of the corporation, in determining what is in the best interests of the corporation, may consider factors other than the economic interests of the shareholders, such as the effect of any action upon other constituencies, including employees, suppliers, customers, creditors and the community in which the corporation is located;

     . a provision that permits shareholders to demand that a controlling person pay to them the fair value of their shares in cash upon a change in control;

       . a provision that restricts certain business combinations unless there is prior approval by the directors or a supermajority of the shareholders;

       . a provision permitting a corporation to adopt a shareholders rights plan;

       . a provision denying the right to vote to a person who acquires a specified percentage of stock ownership unless those voting rights are restored by a vote of disinterested shareholders; and

       . a provision requiring a person who acquires "control shares", which are described in the previous sentence, to disgorge to the corporation all profits from the sale of equity securities within eighteen months thereafter.

Corporations may elect to "opt out" of any or all of these antitakeover provisions of the Pennsylvania corporate law. Fulton Financial has not elected to opt out of any of the protections provided by the antitakeover statutes.

       On April 27, 1999, Fulton Financial extended the term of its Shareholder Rights Plan, originally adopted in June of 1989, by ten years. The plan is intended to discourage unfair or financially inadequate takeover proposals and abusive takeover practices and to encourage third parties who may in the future be interested in acquiring Fulton Financial to negotiate with Fulton Financial's Board of Directors. The plan may have the effect of discouraging or making more difficult the acquisition of Fulton Financial by means of a hostile tender offer, exchange offer or similar transaction. The plan is similar to shareholder rights plans which have been adopted by many other bank holding companies and business corporations and contains "flip-in" rights (allowing certain shareholders to purchase Fulton Financial's common stock equal to two times the right's exercise price) and "flip-over" rights (allowing rights holders to acquire shares of the acquirer's stock at a substantial discount) which are typically included in plans of this kind. Each share of Fulton Financial common stock, will also represent one right pursuant to the terms of the plan, which right will initially, and until it becomes exercisable, trade with and be represented by the Fulton Financial common stock certificates.

       The management of Fulton Financial does not presently contemplate recommending to the shareholders the adoption of any additional anti-takeover provisions.


Item 2.   Exhibits.

The Exhibit Index immediately preceding the Exhibits to this Registration Statement is incorporated herein by reference.
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   FULTON FINANCIAL CORPORATION



Dated: May 17, 2001        By:     /s/ Rufus A. Fulton, Jr.
                                   --------------------------------------------
                                   Name: Rufus A. Fulton, Jr.
                                   Title:  Chairman and Chief Executive Officer

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.      Description
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1.*              Articles of Incorporation of the Registrant
2.*              Bylaws of the Registrant
3.**             Amended and Restated Rights Agreement, dated April 27, 1999, between Fulton Financial Corporation and Fulton Bank, which includes as Exhibit A the Form of Rights Certificate and Form of Election to Purchase and as Exhibit B the Summary of Rights

* Incorporated by reference to Exhibit 3 of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

** Incorporated by reference to Fulton Financial Corporation's Form 8-K, Exhibit 4, filed May 6, 1999, as amended